                                                                    EXHIBIT 99.1
              FLASH REPORT YEAR ENDED MARCH 31, 2002 (CONSOLIDATED)
   (ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA)

Mitsui & Co., Ltd. and subsidiaries
(Web Site: http://www.mitsui.co.jp)

Contact Person: Yuji Takagi, General Manager, Corporate Communications Division

1. Consolidated financial results for the year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

(1)  Consolidated financial results information

------------------------------------------------------------------------------------------------------
                                  Total trading                   Income before income taxes,
                                   transactions             minority interests and equity in earnings
                             -------------------------------------------------------------------------
                             Millions of yen       (%)      Millions of yen            (%)
------------------------------------------------------------------------------------------------------
Year ended March 31, 2002       12,654,472        (3.0)          60,492              (24.0)
------------------------------------------------------------------------------------------------------
Year ended March 31, 2001       13,048,219        (1.2)          79,625               54.7
------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                          Income before    Income before
                                                                                          income taxes,    income taxes,
                                                                                            minority         minority
                                                                                          interests and    interests and
                                                                                           equity in         equity in
                                                      Net income    Net income   Return    earnings to      earnings to
                                                      per share,    per share,     on      total assets    total trading
                                  Net income            basic        diluted     equity       ratio        transaction
                              ----------------------------------------------------------------------------------------------
                              Millions
                               of yen        (%)          Yen           Yen        (%)          (%)            (%)
----------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2002       55,371       7.3        34.97         32.85       6.3          0.9            0.5
----------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001       51,588      48.1        32.57         30.63       6.3          1.2            0.6
----------------------------------------------------------------------------------------------------------------------------

NOTES:
1. Equity in earnings of associated companies - net for the fiscal years ended March 31, 2002 and 2001 were 23,783 million yen and 6,662 million yen, respectively.

2. Average number of outstanding shares during the years ended March 31, 2002 and 2001 were 1,583,427,407 and 1,583,674,837, respectively.

3.   Change in accounting principles applied: Yes

4. Percentage figures for total trading transactions, income before income taxes, minority interests and equity in earnings, and net income represent changes from the previous year.

5.   Parentheses represent negative figures or decreases.


(2)  Consolidated financial position information

-------------------------------------------------------------------------------------------------------
                                                SHAREHOLDERS'       SHAREHOLDERS'     SHAREHOLDERS'
                             TOTAL ASSETS          EQUITY           EQUITY RATIO    EQUITY PER SHARE
                           ----------------------------------------------------------------------------
                           Millions of yen     Millions of yen          (%)               Yen
-------------------------------------------------------------------------------------------------------
March 31, 2002                 6,668,366           914,970             13.7              577.93
-------------------------------------------------------------------------------------------------------
March 31, 2001                 6,710,107           834,427             12.4              526.89
-------------------------------------------------------------------------------------------------------

NOTE: Number of outstanding shares at March 31, 2002 and 2001 were 1,583,179,977 and 1,583,674,837, respectively.

(3)  Consolidated cash flows information

---------------------------------------------------------------------------------------------------------------------------------
                             NET CASH PROVIDED      NET CASH (USED IN)                                        CASH AND CASH
                                    BY                 PROVIDED BY               NET CASH USED IN          EQUIVALENTS AT END
                           OPERATING ACTIVITIES    INVESTING ACTIVITIES        FINANCING ACTIVITIES             OF YEAR
                          -------------------------------------------------------------------------------------------------------
                             Millions of yen        Millions of yen              Millions of yen             Millions of yen
---------------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2002        133,712               (108,212)                    (126,076)                    607,987
---------------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001         95,573                 45,621                     (190,915)                    705,331
---------------------------------------------------------------------------------------------------------------------------------

2. Forecast of consolidated operating results for the fiscal year ending March 31, 2003 (fiscal year from April 1, 2002 to March 31, 2003)

-------------------------------------------------------------------------------
                                      TOTAL TRADING
                                       TRANSACTIONS            NET INCOME
                                   --------------------------------------------
                                     Millions of yen        Millions of yen
-------------------------------------------------------------------------------
Six-month periods ending
 September 30, 2002                       6,100,000               30,000
-------------------------------------------------------------------------------
Fiscal year ending March 31,
 2003                                    13,200,000               80,000
-------------------------------------------------------------------------------

NOTE: Forecasted net income per share for the fiscal year ending March 31, 2003:
50.53 yen


A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This Flash Report contains statements regarding Mitsui & Co., Ltd. ("Mitsui")'s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

                     CONSOLIDATED TOTAL TRADING TRANSACTIONS

Total trading transactions by type of trade
(millions of yen)

-------------------------------------------------------------------------------------------------------
                                                                                 COMPARISON WITH
                                                                                   PREVIOUS TERM
                  YEAR ENDED MAR. 31, 2002     YEAR ENDED MAR. 31, 2001             ------------
                  ------------------------     ------------------------      Amount of       Increase/
                              Distribution                 Distribution      increase/      (decrease)
                               ratio (%)                     ratio (%)       (decrease)         (%)
-------------------------------------------------------------------------------------------------------
EXPORT           2,146,652       17.0         1,799,846        13.8           346,806          19.3
IMPORT           2,570,120       20.3         2,592,664        19.9           (22,544)         (0.9)
OFFSHORE         3,099,811       24.5         3,507,181        26.9          (407,370)        (11.6)
DOMESTIC         4,837,889       38.2         5,148,528        39.4          (310,639)         (6.0)
-------------------------------------------------------------------------------------------------------
     TOTAL      12,654,472      100          13,048,219       100            (393,747)         (3.0)
-------------------------------------------------------------------------------------------------------


Total trading transactions by type of commodity
(millions of yen)

------------------------------------------------------------------------------------------------------------
                                                                                     COMPARISON WITH
                                                                                       PREVIOUS TERM
                       YEAR ENDED MAR. 31, 2002      YEAR ENDED MAR 31, 2001              ------------
                       ------------------------      -----------------------      Amount of       Increase/
                                   Distribution                 Distribution      increase/      (decrease)
                                    ratio (%)                     ratio (%)       (decrease)         (%)
------------------------------------------------------------------------------------------------------------
IRON AND STEEL         1,537,113       12.1        1,519,731         11.6            17,382          1.1
NON-FERROUS METALS       953,378        7.5        1,049,652          8.0           (96,274)        (9.2)
MACHINERY              2,337,386       18.5        2,089,036         16.0           248,350         11.9
ELECTRONICS
 & INFORMATION           450,160        3.6          388,258          3.0            61,902         15.9
CHEMICALS              1,915,639       15.1        2,083,429         16.0          (167,790)        (8.1)
ENERGY                 2,777,529       22.0        3,182,734         24.4          (405,205)       (12.7)
FOODS                  1,463,257       11.6        1,356,489         10.4           106,768          7.9
TEXTILE                  367,922        2.9          386,615          3.0           (18,693)        (4.8)
GENERAL MERCHANDISE      623,208        4.9          690,925          5.3           (67,717)        (9.8)
PROPERTY AND
 SERVICE BUSINESS        228,880        1.8          301,350          2.3           (72,470)       (24.0)
------------------------------------------------------------------------------------------------------------
     TOTAL            12,654,472      100         13,048,219        100            (393,747)        (3.0)
------------------------------------------------------------------------------------------------------------

NOTE: Due to the increasing importance of Electronics & Information business, the above information presents "Electronics & Information" as a separate product category, formerly reported within the "Machinery" product category. The prior year's information has been also restated to reflect "Electronics & Information" as a separate product category.

                        STATEMENTS OF CONSOLIDATED INCOME

(millions of yen)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           COMPARISON WITH
                                                                                                            PREVIOUS TERM
                                                                                                  ---------------------------------
                                                         YEAR ENDED             YEAR ENDED          Increase/      Proportion
                                                       MARCH 31, 2002         MARCH 31, 2001       (Decrease)          (%)
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL TRADING TRANSACTIONS                               12,654,472            13,048,219           (393,747)          (3.0)
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE-GROSS TRADING PROFIT                                554,120               572,137
(REVENUE-GROSS TRADING PROFIT RATIO) (%)                      (4.38)                (4.38)           (18,017)          (3.1)
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES AND OTHER:
  Selling, general and administrative                       456,187               472,826            (16,639)
  Provision for doubtful receivables                         21,255                44,180            (22,925)
  Interest expense, net of interest income                   13,511                22,143             (8,632)
  Dividend income                                           (18,203)              (15,896)            (2,307)
  Gain on sales of securities -- net                        (31,314)              (65,592)            34,278
  Gain on securities contributed to an
   employee retirement benefit trust                        (29,242)              (42,975)            13,733
  Loss on the write-down of securities                       43,562                33,245             10,317
  Loss on disposal or sale of property
   and equipment -- net                                       2,662                 2,703                (41)
  Impairment loss of long-lived assets                       24,930                34,734             (9,804)
  Other expense -- net                                       10,280                 7,144              3,136
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                                  493,628               492,512              1,116
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES, MINORITY
 INTERESTS AND EQUITY IN EARNINGS                            60,492                79,625            (19,133)         (24.0)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES:
  Current                                                    32,839                60,743            (27,904)
  Deferred                                                     (859)              (28,089)            27,230
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                                   31,980                32,654               (674)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTERESTS AND
 EQUITY IN EARNINGS                                          28,512                46,971            (18,459)         (39.3)
MINORITY INTERESTS IN (EARNINGS) LOSSES
 OF SUBSIDIARIES                                              3,076                (2,045)             5,121
EQUITY IN EARNINGS OF ASSOCIATED
 COMPANIES -- NET (AFTER INCOME TAX
 EFFECT)                                                     23,783                 6,662             17,121
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                   55,371                51,588              3,783            7.3
-----------------------------------------------------------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS

(millions of yen)

-----------------------------------------------------------------------------------------------------------------------------------
                                                        ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
                                                         MARCH 31, 2002           MARCH 31, 2001     INCREASE/(DECREASE)
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                     607,987                 705,331               (97,344)
Time deposits                                                  78,211                  59,324                18,887
Marketable securities                                         102,664                  45,023                57,641
Trade receivables:
  Notes and loans, less unearned interest                     532,708                 602,861               (70,153)
  Accounts                                                  1,560,041               1,675,471              (115,430)
  Associated companies                                        152,537                 189,945               (37,408)
  Allowance for doubtful receivables                          (20,625)                (43,930)               23,305
Inventories                                                   485,147                 487,911                (2,764)
Advance payments to suppliers                                  66,785                  53,363                13,422
Deferred tax assets -- current                                 31,120                  35,823                (4,703)
Other current assets                                          188,194                 169,976                18,218
-----------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                   3,784,769               3,981,098              (196,329)
-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND NON-CURRENT RECEIVABLES:
Investments in and advances to associated
 companies                                                    459,797                 383,372                76,425
Other investments                                             804,983                 864,421               (59,438)
Non-current trade and other receivables,
 less unearned interest                                       742,194                 656,187                86,007
Allowance for doubtful receivables                           (139,478)               (121,684)              (17,794)
Property leased to others -- at cost, less
 accumulated depreciation                                     240,590                 238,926                 1,664
-----------------------------------------------------------------------------------------------------------------------------------
Total investments and non-current
 receivables                                                2,108,086               2,021,222                86,864
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT -- AT COST:
Land, land improvements, and timberlands                      230,577                 248,676               (18,099)
Buildings, including leasehold improvements                   334,445                 319,739                14,706
Equipment and fixtures                                        330,426                 307,914                22,512
Ships                                                          61,387                  80,872               (19,485)
Projects in progress                                           35,791                  23,678                12,113
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                                    992,626                 980,879                11,747
Accumulated depreciation                                     (377,501)               (347,638)              (29,863)
-----------------------------------------------------------------------------------------------------------------------------------
     Net property and equipment                               615,125                 633,241               (18,116)
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS -- NON-CURRENT                             24,668                  22,811                 1,857
-----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS, LESS AMORTIZATION                               135,718                  51,735                83,983
-----------------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                  6,668,366               6,710,107               (41,741)
-----------------------------------------------------------------------------------------------------------------------------------

(millions of yen)

----------------------------------------------------------------------------------------------------------------------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
                                                          MARCH 31, 2002         MARCH 31, 2001      INCREASE/(DECREASE)
----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term loans                                              567,413                 638,553               (71,140)
Current maturities of long-term debt                          454,787                 239,449               215,338
Trade payables:
  Notes and acceptances                                       179,129                 230,182               (51,053)
  Accounts                                                  1,407,512               1,527,549              (120,037)
  Associated companies                                         68,926                  62,456                 6,470
Accrued expenses:
  Income taxes                                                 18,588                  39,223               (20,635)
  Interest                                                     27,004                  41,031               (14,027)
  Other                                                        41,735                  38,023                 3,712
Advances from customers                                        79,387                  79,933                  (546)
Other current liabilities                                     142,195                 100,155                42,040
----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                              2,986,676               2,996,554                (9,878)
----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES                     2,619,867               2,708,608               (88,741)
----------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION COSTS AND LIABILITY FOR
 SEVERANCE INDEMNITIES                                         41,561                  55,423               (13,862)
----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES -- NON-CURRENT                        47,093                  62,426               (15,333)
----------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                             58,199                  52,669                 5,530
----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock                                                  192,487                 192,487                    --
Capital surplus                                               287,756                 287,756                    --
Retained earnings:
  Appropriated for legal reserve                               35,873                  34,341                 1,532
  Unappropriated                                              476,074                 437,548                38,526

Accumulated other comprehensive income (loss):
  Unrealized holding gains and losses on
   available-for-sale securities                               44,246                  95,806               (51,560)
  Foreign currency translation
   adjustments                                               (118,669)               (188,670)               70,001
  Minimum pension liability  adjustment                          (373)                (24,841)               24,468
  Net unrealized gains and losses on
   derivatives                                                 (2,122)                     --                (2,122)
----------------------------------------------------------------------------------------------------------------------------
     Total accumulated other comprehensive
      loss                                                    (76,918)               (117,705)               40,787
----------------------------------------------------------------------------------------------------------------------------
Treasury stock, at cost                                          (302)                     --                  (302)
----------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                               914,970                 834,427                80,543
----------------------------------------------------------------------------------------------------------------------------
     TOTAL                                                  6,668,366               6,710,107               (41,741)
----------------------------------------------------------------------------------------------------------------------------

                 STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(millions of yen)

-------------------------------------------------------------------------------------------------------------------
                                                               YEAR ENDED MARCH 31,      YEAR ENDED MARCH 31,
                                                                       2002                       2001
-------------------------------------------------------------------------------------------------------------------
COMMON STOCK:
  Balance at beginning of year                                        192,487                   192,487
                                                               ----------------------------------------------------
  Balance at end of year                                              192,487                   192,487
-------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS:
  Balance at beginning of year                                        287,756                   287,756
                                                               ----------------------------------------------------
  Balance at end of year                                              287,756                   287,756
-------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
  APPROPRIATED FOR LEGAL RESERVE:
  Balance at beginning of year                                         34,341                    32,859
  Transfer from unappropriated retained earnings                        1,532                     1,482
                                                               ----------------------------------------------------
  Balance at end of year                                               35,873                    34,341
-------------------------------------------------------------------------------------------------------------------
  UNAPPROPRIATED:
  Balance at beginning of year                                        437,548                   400,111
  Net income                                                           55,371                    51,588
  Cash dividends paid:                                                (12,669)                  (12,669)
  (annual rate per share: 2002 8.0 yen; 2001 8.0 yen)
  Transfer to retained earnings appropriated for
   legal reserve                                                       (1,532)                   (1,482)
  Effect of change in fiscal year end of certain
   subsidiaries                                                        (2,644)                       --
                                                               ----------------------------------------------------
  Balance at end of year                                              476,074                   437,548
-------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
 (AFTER INCOME TAX EFFECT):
  Balance at beginning of year                                       (117,705)                 (117,361)
  Unrealized holding gains and losses on
   available-for-sale securities                                      (51,384)                  (19,520)
  Foreign currency translation adjustments                             69,057                    28,406
  Minimum pension liability adjustment                                 24,514                    (9,230)
  Net unrealized gains and losses on derivatives                       (2,950)                       --
  Effect of change in fiscal year end of certain
   subsidiaries                                                         1,550                        --
                                                               ----------------------------------------------------
  Balance at end of year                                              (76,918)                 (117,705)
-------------------------------------------------------------------------------------------------------------------
TREASURY STOCK, AT COST
  Balance at beginning of year                                             --                        --
  Purchase of treasury stock                                             (302)                       --
                                                               ----------------------------------------------------
  Balance at end of year                                                 (302)                       --
-------------------------------------------------------------------------------------------------------------------

NOTE: Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(millions of yen)

----------------------------------------------------------------------------------------------------------
                                                                YEAR ENDED               YEAR ENDED
                                                              MARCH 31, 2002            MARCH 31, 2001
----------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY FROM
 NONOWNER SOURCES (COMPREHENSIVE INCOME (LOSS)):
Net income                                                        55,371                     51,588
                                                            ----------------------------------------------
Other comprehensive income (loss) (after
 income tax effect):
  Unrealized holding gains and losses
   on available-for-sale securities                              (51,384)                   (19,520)
  Foreign currency translation adjustments                        69,057                     28,406
  Minimum pension liability adjustment                            24,514                     (9,230)
  Net unrealized gains and losses on
   derivatives                                                    (2,950)                        --
                                                            ----------------------------------------------
Changes in equity from nonowner sources                           94,608                     51,244
----------------------------------------------------------------------------------------------------------

NOTE: Changes in equity from nonowner sources ("comprehensive income
      (loss)") for the fiscal year ended March 31, 2002, including the effect of change in fiscal year end of certain subsidiaries was 93,514 million yen. The difference between the amount and comprehensive income stated in the above table consisted of a charge to retained earnings of 2,644 million yen and credit to accumulated other comprehensive income of 1,550 million yen, both recorded due to change in fiscal year end of certain subsidiaries.

                      STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of yen)

---------------------------------------------------------------------------------------------------------------------
                                                                           YEAR ENDED              YEAR ENDED
                                                                         MARCH 31, 2002           MARCH 31, 2001
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                    55,371                  51,588
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization                                               58,276                  61,518
  Provision for doubtful receivables                                          21,255                  44,180
  Net change in undistributed earnings of associated
   companies -- net                                                          (16,577)                  8,735
  Deferred income taxes                                                        1,017                 (17,695)
  Gain on sales of securities -- net                                         (31,314)                (65,592)
  Gain on securities contributed to an employee retirement
   benefit trust                                                             (29,242)                (42,975)
  Loss on the write-down of securities                                        43,562                  33,245
  Loss on disposal or sale of property and equipment -- net                    2,662                   2,703
  Impairment loss of long-lived assets                                        24,930                  34,734
  Decrease (increase) in trade receivables                                   148,412                 (47,042)
  Decrease (increase) in inventories                                          32,586                 (37,843)
  (Decrease) increase in trade payables                                     (166,813)                 54,620
  Net change in accrued pension costs and liability for
   severance indemnities                                                      (1,725)                  2,820
  Other -- net                                                                (8,688)                 12,577
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                               133,712                  95,573
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Net (increase) decrease in time deposits                                     (17,102)                 64,409
Investments in and advances to associated companies                          (38,008)                (54,561)
Collection of advances to associated companies                                25,377                  36,708
Acquisition of other investments                                            (164,684)               (169,684)
Proceeds from sale of other investments                                      103,260                 203,212
Increase in long-term loan receivables                                       (40,424)                (78,538)
Collection of long-term loan receivables                                      61,472                  75,131
Additions to property leased to others and property and
 equipment                                                                   (89,060)                (76,436)
Proceeds from sale of property leased to others and
 property and equipment                                                       50,957                  45,380
---------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by investing activities                    (108,212)                 45,621
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net decrease in short-term borrowings                                        (89,809)               (165,228)
Proceeds from long-term debt                                                 404,629                 531,908
Repayment of long-term debt                                                 (428,227)               (544,926)
Payment of cash dividends                                                    (12,669)                (12,669)
---------------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                                  (126,076)               (190,915)
---------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                   9,433                  22,927
---------------------------------------------------------------------------------------------------------------------
EFFECT OF CHANGE IN FISCAL YEAR END OF CERTAIN SUBSIDIARIES                   (6,201)                     --
---------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                    (97,344)                (26,794)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               705,331                 732,125
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     607,987                 705,331
---------------------------------------------------------------------------------------------------------------------

Supplemental information
 (millions of yen)

--------------------------------------------------------------------------------------------------------
                                                                  YEAR ENDED           YEAR ENDED
                                                                MARCH 31, 2002       MARCH 31, 2001
--------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest                                                           79,614               98,572
  Income taxes                                                       59,017               52,642
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Exchange of shares in connection
   with a business combination of investees (EITF91-5):
    Fair market value of shares received                             35,874                   --
    Cost of shares surrendered                                       18,649                   --
  Acquisition of investment by business split-off
    Transferred assets                                               43,450                   --
    Transferred liabilities                                          39,365                   --
    Acquired investments                                              4,085                   --
  Contribution of securities to an employee retirement
   benefit trust                                                     45,770               53,285
--------------------------------------------------------------------------------------------------------

                  BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF
                         SIGNIFICANT ACCOUNTING POLICIES

I.   BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the "Company") and its subsidiaries (collectively, the "companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP"). The presentation of certain prior year information has been reclassified to conform with the current year presentation method.


II.  EFFECT OF CHANGE IN FISCAL YEAR END OF CERTAIN SUBSIDIARIES
(1)  CHANGE IN FISCAL YEAR END OF CERTAIN SUBSIDIARIES

The 231 subsidiaries changed their fiscal year ends to March 31, mainly from December 31, in order to more clearly reflect the Company's consolidated financial position and results of operations.

The earnings (losses) of subsidiaries for the stub period of the fiscal periods that exceeded twelve months were directly credited or charged to the Shareholder's Equity in order to maintain the comparability of periodic earnings in accordance with U.S.GAAP.


(2)  MAJOR SUBSIDIARIES THAT CHANGED THEIR FISCAL YEAR ENDS

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. UK PLC, Mitsui & Co., (Hong Kong) Ltd., Mitsui & Co. (Thailand) Ltd., Novus International, Inc., Mitsui Oil & Gas Co., Ltd., Sanyu Koami Co., Ltd.


III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(1)  INVENTORIES

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.


(2)  MARKETABLE SECURITIES AND INVESTMENTS

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards ("SFAS") No. 115.

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premium and discount amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as "Unrealized holding gains and losses on available-for-sale securities" in accumulated other comprehensive income (loss) after income tax effects.


(3)  DEPRECIATION

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property.

(4)  PENSION AND SEVERANCE INDEMNITIES PLANS

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods.


(5)  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On April 1, 2001, the companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of Financial Accounting Standards Board Statement No. 133," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133, as amended, requires that derivatives be reported as assets or liabilities at fair value and that changes in the fair value be accounted for depending on the intended use of the derivative and the resulting designation. The initial transition adjustments recorded upon adoption of SFAS No. 133, as amended, were immaterial.


(6)  BUSINESS COMBINATIONS

The Companies adopted SFAS No. 141, "Business Combinations," for all business combinations initiated after June 30,2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. The effect of adoption of this statement on the companies' financial position and results of operations was immaterial.

                              NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2002 and 2001:


Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

----------------------------------------------------------------------------------------------------------------
                                              NET INCOME                  SHARES
                                              (NUMERATOR)             (DENOMINATOR)         PER SHARE AMOUNT
                                           ---------------------------------------------------------------------
                                           MILLIONS OF YEN             IN THOUSANDS                YEN
----------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE:
Net income available to common
 shareholders                                     55,371                 1,583,427                 34.97

EFFECT OF DILUTIVE SECURITIES:
1.5% convertible bonds due 2003                      150                    19,266
1.05% convertible bonds due 2009                     581                   105,319
                                           --------------------------------------------
DILUTED NET INCOME PER SHARE:
Net income available to common
 shareholders after effect of
 dilutive securities                              56,102                 1,708,012                 32.85
----------------------------------------------------------------------------------------------------------------


Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)

----------------------------------------------------------------------------------------------------------------
                                          NET INCOME                SHARES
                                          (NUMERATOR)            (DENOMINATOR)        PER SHARE AMOUNT
                                        ------------------------------------------------------------------------
                                        MILLIONS OF YEN          IN THOUSANDS                YEN
----------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE:
Net income available to common
 shareholders                                51,588                 1,583,675                 32.57

EFFECT OF DILUTIVE SECURITIES:
1.5% convertible bonds due 2003                 150                    19,266
1.05% convertible bonds due 2009                581                   105,319
                                        -----------------------------------------

DILUTED NET INCOME PER SHARE:
Net income available to common
 shareholders after effect of
 dilutive securities                         52,319                 1,708,260                 30.63
----------------------------------------------------------------------------------------------------------------

                              SEGMENT INFORMATION

1.   OPERATING SEGMENT INFORMATION

Year ended March 31, 2002 ( from April 1, 2001 to March 31, 2002)
(millions of yen)

------------------------------------------------------------------------------------------------------------------------
                                           Electronics                                          Domestic
                                               &                                   Consumer   Branches and
                    Metals     Machinery   Information    Chemicals     Energy     Products     Offices       Americas
------------------------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  External
   customers       1,501,933   1,956,324     378,725      1,019,745    2,367,078   2,059,683   1,633,061       691,271
  Intersegment       282,948     115,715      55,010        292,098       87,215     144,769     272,492       492,620
------------------------------------------------------------------------------------------------------------------------
  Total            1,784,881   2,072,039     433,735      1,311,843    2,454,293   2,204,452   1,905,553     1,183,891
------------------------------------------------------------------------------------------------------------------------
Revenue-gross
 trading profit       67,397      66,194      46,231         53,476       48,061     122,347      47,553        45,096
------------------------------------------------------------------------------------------------------------------------
Operating income
 (loss)               19,847       2,308       7,719          8,185       16,661       8,843       8,873        11,750
------------------------------------------------------------------------------------------------------------------------
Net income
 (loss)                9,449       7,540       5,837         (4,893)      22,152       4,678       6,773         6,461
------------------------------------------------------------------------------------------------------------------------
Total assets
 at March 31,
 2002                935,835   1,141,230     278,145        511,248      459,226     940,381     538,853       400,387
------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                             Other           Eliminations
                                            Overseas              and              Consolidated
                           Europe             Areas            Corporate              Total
-------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  External
   customers               414,857            590,622              41,173           12,654,472
  Intersegment             179,837            798,560          (2,721,264)                  --
-------------------------------------------------------------------------------------------------------
  Total                    594,694          1,389,182          (2,680,091)          12,654,472
-------------------------------------------------------------------------------------------------------
Revenue-gross
 trading profit             20,623             21,929              15,213              554,120
-------------------------------------------------------------------------------------------------------
Operating income
 (loss)                      4,484             (4,700)             (7,292)              76,678
-------------------------------------------------------------------------------------------------------
Net income
 (loss)                      3,911              5,271             (11,808)              55,371
-------------------------------------------------------------------------------------------------------
Total assets
 at March 31,
 2002                      232,656            241,271             989,134            6,668,366
-------------------------------------------------------------------------------------------------------


Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)
(millions of yen)

---------------------------------------------------------------------------------------------------------------------------
                                                                                                   Domestic
                                              Electronics                             Consumer     Branches
                       Metals    Machinery   & Information   Chemicals    Energy      Products    and Offices    Americas
---------------------------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  External
   customers         1,472,694   1,629,502     362,222       1,114,765   2,883,984    2,061,498    1,772,143       649,921
  Intersegment         173,549      71,844      46,854         261,357      18,873      156,576      271,424       543,274
---------------------------------------------------------------------------------------------------------------------------
  Total              1,646,243   1,701,346     409,076       1,376,122   2,902,857    2,218,074    2,043,567     1,193,195
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)       10,271       1,015      15,729           5,493      12,299       (5,171)       6,149         9,991
---------------------------------------------------------------------------------------------------------------------------
Total assets
 at March 31, 2001     890,575   1,209,505     284,944         540,482     422,648      983,748      628,996       371,276
---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                 Other       Eliminations
                                Overseas         and        Consolidated
                      Europe     Areas        Corporate         Total
------------------------------------------------------------------------------
Total trading
 transactions:
  External
   customers          532,299     537,678         31,513      13,048,219
  Intersegment        208,389     694,451     (2,446,591)             --
------------------------------------------------------------------------------
  Total               740,688   1,232,129     (2,415,078)     13,048,219
------------------------------------------------------------------------------
Net income (loss)       3,876       4,882        (12,946)         51,588
------------------------------------------------------------------------------
Total assets
 at March 31, 2001    270,604     255,970        851,359       6,710,107
------------------------------------------------------------------------------

NOTES:
1. As a result of the change in the structure of the operating groups, the segment classifications have been modified in the fiscal year under review. The figures for the previous fiscal year have been restated to reflect the current period presentation.
2. Net loss of "Eliminations and Corporate" for the fiscal year ended March 31, 2002 included, a) 16,200 million yen in losses on the write-down of marketable securities, b) 10,084 million yen in impairment losses of long-lived assets, c) 9,375 million yen in gain arising from a nonmonetary exchange of shares in connection with a business combination of certain financial institutions, and d) 8,895 million yen in gains from contribution of securities to an employee retirement benefit trust (all amounts are after income tax effects). In the previous fiscal year, this item included 4,627 million yen in losses (after income tax effect) on the write-down of marketable securities.
3. Total assets of "Eliminations and Corporate" at March 31, 2002 and 2001 consisted of corporate assets including cash and cash equivalents, time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.
4.   Transfers between operating segments are made at cost plus a markup.
5. Operating income (loss) reflects the companies' a) revenue-gross trading profit, b) selling, general and administrative expenses, and c) provision for doubtful receivables.

2.   GEOGRAPHIC AREA SEGMENT INFORMATION


Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
(millions of yen)

----------------------------------------------------------------------------------------------------------------------
                                       North                                       Other
                           Japan      America     Europe       Asia     Oceania     Areas   Eliminations  Consolidated
----------------------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  Outside                9,292,287     790,637   1,149,195   1,146,115   115,533   160,705           --    12,654,472
  Interarea                577,681     373,475     169,018     282,280   381,206   285,753   (2,069,413)           --
---------------------------------------------------------------------------------------------------------------------
     Total               9,869,968   1,164,112   1,318,213   1,428,395   496,739   446,458   (2,069,413)   12,654,472
---------------------------------------------------------------------------------------------------------------------
Operating income            30,116      14,001       7,155       5,355    17,852     1,540          659        76,678
---------------------------------------------------------------------------------------------------------------------
Identifiable assets at
 March 31, 2002          5,454,683     903,556     557,072     382,324   174,495   260,529   (1,524,090)    6,208,569
-------------------------------------------------------------------------------------------------------
Investments in and
 advances to
 associated companies                                                                                         459,797
                                                                                                           ----------
Total assets at
 March 31, 2002                                                                                             6,668,366
---------------------------------------------------------------------------------------------------------------------

Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)
(millions of yen)

-----------------------------------------------------------------------------------------------------------------------
                                       North                                         Other
                           Japan      America      Europe       Asia     Oceania     Areas   Eliminations  Consolidated
-----------------------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  Outside                 9,320,161     732,919   1,470,028   1,319,165    44,488   161,458           --    13,048,219
  Interarea                 630,178     383,807     202,183     216,621   367,010   223,412   (2,023,211)           --
-----------------------------------------------------------------------------------------------------------------------
     Total                9,950,339   1,116,726   1,672,211   1,535,786   411,498   384,870   (2,023,211)   13,048,219
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)       2,567      14,586      11,681       7,670    13,864     5,129         (366)       55,131
-----------------------------------------------------------------------------------------------------------------------
Identifiable assets at
 March 31, 2001           5,780,309     824,498     526,621     370,889   142,481   284,589   (1,602,652)    6,326,735
--------------------------------------------------------------------------------------------------------
Investments in and
 advances to
 associated companies                                                                                          383,372
                                                                                                            -----------
Total assets at
 March 31, 2001                                                                                              6,710,107
-----------------------------------------------------------------------------------------------------------------------

NOTES:

1. In addition to the disclosure based on SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.
2. Previously, Asia and Oceania were presented as a single geographic area segment, but in view of the increasing importance of operating income in Oceania, figures for Asia and Oceania have been presented separately beginning with the fiscal year under review. Figures for the same period of the previous year have been restated to reflect current segmentation.
3.   Other Areas consist principally of Latin America and the Middle East.
4.   Transfers between geographic areas are made at cost plus a markup.
5. Operating income (loss) reflects the companies' a) revenue-gross trading profit, b) selling, general and administrative expenses, and c) provision for doubtful receivables.

3.   TOTAL TRADING TRANSACTIONS TO EXTERNAL CUSTOMERS OUTSIDE JAPAN

Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
(millions of yen)

----------------------------------------------------------------------------------------------------------
                        North America     Europe           Asia         Oceania    Other Areas     Total
----------------------------------------------------------------------------------------------------------
Total trading
 transactions to
 external customers
 outside Japan            1,229,538      1,148,571      1,955,983      109,473      802,898      5,246,463
----------------------------------------------------------------------------------------------------------
Consolidated total                                                                              12,654,472
----------------------------------------------------------------------------------------------------------
Percentage of total
 trading transactions
 to external customers
 outside Japan out of
 consolidated total             9.7%           9.1%          15.5%         0.9%         6.3%          41.5%
----------------------------------------------------------------------------------------------------------

Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)
(millions of yen)

----------------------------------------------------------------------------------------------------------
                        North America     Europe         Asia         Oceania    Other Areas     Total
----------------------------------------------------------------------------------------------------------
Total trading
 transactions to
 external customers
 outside Japan           1,368,583      1,060,512      2,010,278      82,279      785,375      5,307,027
----------------------------------------------------------------------------------------------------------
Consolidated total                                                                            13,048,219
----------------------------------------------------------------------------------------------------------
Percentage of total
 trading transactions
 to external
 customers outside
 Japan out of
 consolidated total           10.5%           8.1%          15.4%        0.6%         6.1%          40.7%
----------------------------------------------------------------------------------------------------------

NOTES:
     1. In addition to the disclosure based on SFAS No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.
     2.   Classification of regions is determined based on geographic proximity.
     3. Each part consists primarily of the following countries or areas. North America: United States, Canada
               Europe:        United Kingdom, Germany
               Asia:          China, Thailand
               Oceania:       Australia
               Other Areas:   Latin America, the Middle East
     4. Total trading transactions to external customers outside Japan represent exports from Japan and offshore transactions of the companies.
     5. Beginning with the fiscal year under review, segment information by geographical region for Asia and Oceania have been shown separately, and information on overseas sales is presented in the same manner. The figures for the previous fiscal year have been restated to reflect the current period presentation.

                              MARKETABLE SECURITIES


DEBT AND EQUITY SECURITIES

At March 31, 2002 and 2001, the aggregate cost, fair value and unrealized holding gains--net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains--net on held-to-maturity debt securities were as follows:

March 31, 2002:
(millions of yen)

-----------------------------------------------------------------------------------------------
                                                                             Unrealized holding
                                        Aggregate cost        Fair Value         gains--net
-----------------------------------------------------------------------------------------------
Available-for-sale:
Marketable equity securities                   177,835           266,079                 88,244
Foreign debentures, commercial paper
 and other debt securities                     155,639           156,339                    700
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                             Unrealized holding
                                        Aggregate cost        Fair Value         gains--net
-----------------------------------------------------------------------------------------------
Held-to-maturity debt securities,
 consisting principally of
 foreign debentures                             23,356            23,381                     25
-----------------------------------------------------------------------------------------------

March 31, 2001:
(millions of yen)

-----------------------------------------------------------------------------------------------
                                                                             Unrealized holding
                                        Aggregate cost        Fair Value         gains--net
-----------------------------------------------------------------------------------------------
Available-for-sale:
Marketable equity securities                   215,696           396,856                181,160
Foreign debentures, commercial paper
 and other debt securities                      39,956            40,217                    261

-----------------------------------------------------------------------------------------------
                                                                             Unrealized holding
                                        Amortized cost        Fair Value         gains--net
-----------------------------------------------------------------------------------------------
Held-to-maturity debt
 securities, consisting
 principally of foreign
 debentures                                     59,553            59,789                    236
-----------------------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

1.   SUMMARY OF PENSION AND OTHER SEVERANCE INDEMNITIES PLAN

The Company had a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, "TQPP") and participates in a contributory defined benefit Japanese government welfare pension program for its employees (the Employees' Pension Fund, "EPF") covering substantially all of its employees other than directors. Effective April 1, 1997, the Company merged TQPP into EPF. TQPP remained only for the retired employees with vested benefits as of March 31, 1997.

EPF is composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation, and, for the latter, the benefits are based on the length of service.

The Company has unfunded severance indemnities plans to which SFAS No. 87, "Employers' Accounting for Pensions," was also applied and included in EPF.

Certain subsidiaries participate in other pension plans and/or have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement or earlier termination of employment and the length of services.

2. RETIREMENT BENEFIT COSTS AND RETIREMENT BENEFIT OBLIGATION RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

(1)  Pension and severance indemnities costs

     Pension and severance indemnities costs under defined benefit plans of the companies for the year ended March 31, 2002 and 2001, were as follows:

                   (Millions of yen)

                      Year ended March 31, 2002               Year ended March 31, 2001
                   (April 1, 2001 - March 31, 2002)        (April 1, 2000 - March 31, 2001
                   --------------------------------        -------------------------------
                               24,172                                  25,471

(2) Pension and severance indemnities obligation recognized in the Consolidated Balance Sheets

     Pension and severance indemnities obligation of the companies recognized in the Consolidated Balance Sheets at March 31, 2002 and 2001 were as follows:

(Millions of yen)                              March 31, 2002          March 31, 2001
                                               --------------          --------------
Other assets (prepaid pension costs)               80,410                    219
Other assets (intangible assets)                      128                     78
Accrued expenses                                       --                 (1,890)
Accrued pension costs and liability for
 severance indemnities                            (41,561)               (55,423)
Accumulated other comprehensive loss
 (before income tax effect)                         3,079                 51,583


(3)  Actuarial Assumptions
          (a)  Discount rate: Primarily 3.0%
          (b)  Expected long-term rate of return on plan assets: Primarily 3.5%